Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-188345

March 7, 2016

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy
Security:	$250,000,000 Senior Notes, Series I, Due 2021
Maturity Date:	March 15, 2021
Coupon:	2.50%
Benchmark Treasury:	1.125% due February 28, 2021
Benchmark Treasury Price / Yield:	98-18 / 1.425%
Spread to Treasury:	+112 basis points
Yield to Maturity:	2.545%
Price to Public:	99.789%
Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2016
Redemption Provisions:	Make-whole call at any time prior to February 15, 2021 (one month prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par
Trade Date:	March 7, 2016
Settlement Date:	March 10, 2016
Concurrent Debt Offering:	The Issuer is also offering $250,000,000 of its 3.35% Senior Notes, Series J, Due 2026.
CUSIP / ISIN:	30040W AA6 / US30040WAA62
Ratings*:	Baa1 (Moody’s); A- (S&P); BBB+ (Fitch)
Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated TD Securities (USA) LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Manager:	Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, or TD Securities (USA) LLC toll-free at (855) 495-9846.